

DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

June 17, 2005

via facsimile and U.S. mail

Mr. John D. Chandler
Chief Financial Officer and Treasurer
Magellan Midstream Partners, L.P.
P.O. Box 22186
Tulsa, OK 741-2186

      Re: **Magellan Midstream Partners, L.P.**
               Form 10-K for Fiscal Year Ended December 31, 2004
               Filed March 10, 2005
               File No. 1-16335

Dear Mr. Chandler:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Jill S. Davis
               Branch Chief